FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 21, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

Dears Sirs,

This is to inform you that the following Annual Report was unanimously approved at the Audit Committee's meeting held on February 18, 2005:

Annual Report of the Audit Committee of

 Petrobras Energía Participaciones S.A.

To the Members of the Board of Directors

of Petrobras Energía Participaciones S.A.:

In our capacity as regular members of the Audit Committee of Petrobras Energía Participaciones S.A. (“the Company”) and in accordance with the rules of the Comisión Nacional de Valores (“CNV”), we hereby present the following report on how the Committee managed the matters falling under its jurisdiction during the year ended December 31, 2004 (“the fiscal year”).

I.

Establishment of the Audit Committee

On May 21, 2003, the Board of Directors of the Company approved the implementation process prescribed by CNV General Resolution No. 400/02, defining the structure of the Audit Committee, the requirements to be met by its members and the guidelines for planning their main works. The aforesaid Resolution also establishes that the implementation and operation of the Audit Committee must be stated in the company's internal regulations or bylaws. To such  effect, on February 6, 2004, the Board of Directors proposed the text to be added to the Corporate Bylaws (section 9 bis).

On March 19, 2004, the Regular and Special Shareholders' Meeting of Petrobras Energía Participaciones S.A. approved the addition of section 9 bis to the Bylaws. Likewise it empowered the Committee to adopt it own Regulations and approved its annual operation budget.

On May 7, 2004, the Board of Directors established the Committee consisting of three regular directors (of which two are independent according to the local rules and regulations) and one alternate director.

On May 14, 2004, the Committee approved its Regulations and the annual Plan of action for the fiscal year, which was submitted to the Board of Directors and the Supervisory Committee for approval within the term prescribed by the CNV rules.

II.

Powers and duties of the Committee

According to the Regulations of the Audit Committee, its purpose is to “assist the Board of Directors in the fulfillment of its duties towards investors, the market and other persons or entities in matters related to (i) the completeness of Financial Statements, (ii) the fulfillment of all applicable statutory and regulatory requirements and standards of conduct, (iii) the qualification and independence of the external auditor who will be the certifying accountant (the “Independent Auditor”), and (iv) the performance of duties by the internal auditors and the Independent Auditor. In addition, the Committee must prepare the Annual Operating Plan not later than 60 calendar days after the beginning of the year. At year-end, the Committee must render accounts to the Board of Directors and the Supervisory Committee, conducting an evaluation of its performance.”

III.

Management by the Committee of the matters falling under its jurisdiction

For convenience purposes, this report is organized into the same sections set forth in the Regulations of the Committee mentioned in the preceding paragraph:

i.

 Financial Statements

1.

The Audit Committee, as prescribed in its Regulations and in the aforesaid local laws, rules and regulations, has the duty to review the annual and quarterly financial statements with the Management and the Independent Auditor.

For such reason, in the performance of its duties, the Committee carried out a review of the audited financial statements of Petrobras Energía Participaciones S.A. with the Management of the Company and discussed with it the quality of the accounting principles applied, the reasonability of the estimates made and the clarity of the notes and disclosures contained in such financial statements.

The Committee also reviewed with the Independent Auditor its conclusions on the quality of the accounting principles applied by the Company, as well as other matters required to be discussed pursuant to the applicable laws and regulations.

2.

The Committee has oversight responsibilities while the Management of the Company has the duty to prepare the financial statements in accordance with the applicable laws, rules and regulations and the Independent Auditor has the duty to express an opinion on such financial statements based on its audit.

The Independent Auditor believes that its audit and the other auditors' reports mentioned in paragraph i.3 provide a reasonable basis for its opinion contained in paragraph i.4.

3.

The financial statements of some related companies -used to  value the investment in such companies through the equity method in the financial statements of Petrobras Energía Participaciones S.A. as of December 31, 2004 and incorporated into the consolidated financial statements of Petrobras Energía Participaciones S.A. and its controlling companies as of such date- were audited by other auditors, whose reports have been furnished to the Independent Auditor of Petrobras Energía Participaciones S.A., and the opinion contained in paragraph i.4 in connection with the amounts reported for such companies is based on such other auditors' reports.  These companies are:

a)

Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A: In the non-consolidated financial statements, equity in earnings of these affiliates accounts for approximately P$ 678 million and P$ 206 million, respectively, as of December 31, 2004 and losses of P$ 13 million and gains of P$ 16 million, respectively, included in equity in earnings of affiliates for the year ended as of such date. Likewise, assets and net sales of the aforesaid companies, proportionally consolidated in the consolidated financial statements of Petrobras Energía Participaciones S.A. and its controlling companies account for approximately 9% and 8% (in the case of Distrilec Inversora S.A.) and 15% and 7% (in the case of Compañía de Inversiones de Energía S.A.) of the respective consolidated amounts as of December 31, 2004 and for the year them ended.

b)

Compañía Inversora en Transmisión Eléctrica Citelec S.A. and  Transportadora de Gas del Sur S.A.: Equity in earnings of these affiliates accounts for approximately P$ 267 million as of December 31, 2004 and losses of P$ 31 million, included in equity in earnings of affiliates for the year them ended.

The aforesaid auditors' reports on the financial statements of Compañía de Inversiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica Citelec S.A. as of December 31, 2004 contain unspecified qualifications for going concern reasons. As stated in note 5 to the consolidated financial statements, such related companies were adversely affected by the economic  measures adopted by the Argentine Government, including, among others, the pesification of rates, the renegotiation of the License and Concession Agreements and the devaluation of the Argentine Peso. In addition, these related companies have suspended the payment of their financial obligations. These circumstances create substantial uncertainty as to their ability to continue as a going concern. In the case of Transportadora de Gas del Sur, the other auditors' report as of December 31, 2003 contained an unspecified qualification for going concern reasons. Said auditors express that this qualification was decided a posteri. The other auditors' report on the financial statements of Transportadora de Gas del Sur S.A. as of December 31, 2004  contains unspecified qualifications due to: a) uncertainty as to the effects the economic situation prevailing in the country and the measures of the National Government may have on the regulated business of such company; and b) uncertainty as to whether the recoverable value of such company's non-current assets will exceed their respective net book values. The plans of the related companies' managements in connection with these issues are also described in note 5 to the consolidated financial statements. The financial statements do not include any adjustment that may result from the elimination of these uncertainties.

4.   The Independent Auditor, based on its audit and on the other auditors' reports described in paragraph i.3 and subject to the effects of the adjustments, if any, that could have been required if the outcome of the issues mentioned in the preceding paragraph had been known, informs that the financial statements mentioned in item i.1 fairly present, in all material respects, the financial position of Petrobras Energía Participaciones S.A. and the consolidated financial position of Petrobras Energía Participaciones S.A. as of December 31, 2004 and their respective results of operations and cash flows for the year ended December 31, 2004, in accordance with the applicable provisions of the Business Companies Law and the rules of the Comisión Nacional de Valores and - save for what is stated in the following paragraph - with the professional accounting standards in force in the City of Buenos Aires, Republic of Argentina.

As stated in note 2 to the non-consolidated financial statements, pursuant to the rules of the Comisión Nacional de Valores, the Company has not recognized the effects of the changes in the purchasing power of the currency from March 1 to September 30, 2003 and has not deducted the nominal values of deferred tax assets and liabilities, as required by the professional accounting standards in force in the City of Buenos Aires, Republic of Argentina. The effects of the aforesaid matters on the financial position as of December 31, 2004 and on the result for the year them ended have not been quantified by the Company.

5.  In addition, when the quarterly financial statements were issued, the Audit Committee reviewed them with the Management and the Independent Auditor.

6. The Committee has also assessed the effectiveness of internal controls and the accounting/administrative system, through periodic meetings with the Company's chief executives, the Independent Auditor and the Internal Audit Department and traced the progress of the Action Plan established by the Company to meet the requirements of Section 404 of the Sarbanes Oxley Act.

7.  In order to assess the application of the Company's risk disclosure policies, the Audit Committee reviewed the related information contained in Year 2003 20F and assessed the Company's compliance with the reporting requirements set forth by the regulatory authority.

8. Therefore, based on the review performed and the discussions maintained, as stated in the preceding paragraphs, the Committee has not become aware of any important fact which, in its opinion, should be highlighted in connection with the annual and quarterly financial statements of Petrobras Energía Participaciones S.A., other than those detailed in paragraph i.4.

ii.     Fulfillment of applicable statutory and regulatory requirements and standards of conduct

1.

Standards of conduct

As regards the responsibility to assess compliance with the standards of conduct, the Audit Committee has taken into account the standards prescribed by the legal and regulatory provisions and those set forth by the Company, particularly the Company's Code of Business Conduct and Ethics.

In this respect, as prescribed in the Regulations, the Committee focused on the rules on transparency (including matters related to conflict of interest), reliability and adequate disclosure of financial information. In this respect, the Committee limited itself to consider what it became aware of as a result of the works performed in connection with other matters falling within the scope of its duties, through all other acts performed by it in connection with the Company and through:

 * The reading of the Company's Code of Business Conduct and Ethics where emphasis is placed on compliance with the legal, regulatory and corporate rules, particularly in connection with the matters set forth in the preceding paragraph.

*  Discussions on such issues with the Company's directors, the Internal Audit Executive Manager and other senior executives of the Company.

*  Discussions with the Internal Audit Department on the characteristics of the irregularities and conflict of interest reporting system which has already been implemented and will be disclosed in the following months.

Based on the work performed for the purpose and with the scope mentioned above and consisting of the already described activities, the Committee has not become aware of any important event which, in its opinion, represents a significant deviation  from the standards of conduct indicated in the first paragraph of this section, in connection with the matters specified in the second paragraph.

2.

Agreements with related parties

The Committee's duty in this respect is to give its opinion on as to whether the related parties' transactions involving significant amounts and submitted to the Committee's consideration by the Board of Directors or any director were on an arm's length basis.

In the performance of its duties, the Committee issued a report in this respect to be submitted to the Board of Directors of the Company, which was prepared based on the work performed by independent professional advisors retained to such end. On November 10, 2004, the Committee issued an opinion on the proposed merger of Petrobras Energía S.A. with Petrobras Argentina S.A., Eg3 S.A. and Petrolera Santa Fe S.R.L, concluding that the terms of the aforesaid related parties transaction are reasonably comparable to the usual and customary terms for similar transactions with independent third parties. This report was made public by the Company immediately after its issuance.

As from the establishment of the Audit Committee, the Board of Directors has approved no agreements with related parties involving significant amounts, other than the one as to which the Committee has opined.

3.

Conflicts of interest

In the performance of its duties during the year, the Committee has not become aware of any significant case in which any member of the Company's boards having a conflict of interest with the Company was involved, in violation of the legal, regulatory and corporate rules in such respect.

Without prejudice to the foregoing and going beyond its basic duty to provide the market with complete information on transactions in respect of which there is a conflict of interest with members of the Company's boards or the controlling shareholders, the Committee informs that:

*   It has opined on the terms of the relevant agreement with related parties approved by the Board of Directors, as stated in ii.2.

*   Through the reading and conceptual analysis of the financial statements mentioned in item i.1 and paragraph i.5, the Committee verified that the Company presents the information on transactions with controlling, controlled and related parties in accordance with the applicable statutory and regulatory provisions and professional standards.

*  It has analyzed the provisions of the Company's Code of Business Conduct and Ethics regarding the handling of conflict of interest situations.

Based on the work performed, the Committee has not become aware of any important event which, should be reported, in its opinion, in compliance with its duties in the case of conflicts of interest.

iii.   Qualification and Independence of the Independent Auditor

1.

On March 19, 2004, the Ordinary and Extraordinary Shareholders' Meeting of Petrobras Energía Participaciones S.A. appointed Enrique Carlos Grotz and Ezequiel Alejandro Calciati from Pistrelli, Henry Martin y Asociados S.R.L. (member firm of Ernst & Young), as independent auditors for such fiscal year, to perform their duties indistinctly in compliance with the provisions of Decree 677/2001 and all other regulatory provisions. To assess whether the external audit provides a reasonable degree of assurance that the documents examined by it are reliable, the Committee has taken the following steps:

a.

Analysis of the capability and independence of the external auditors, checking:

*   The educational and professional background of the principal members of the audit team

*    The guidelines of the working methodology employed

*   The independence and quality control policies of the auditing firm and the emphasis given to their application

*  The affidavits required by Decree 677/01, section 12

b.

Cause the external auditors to submit a written statement certifying their independent status.

c.

Review the main audit duties, covering the following aspects:

*   General planning of the audit

*   Result of such works

*   Main criteria applied and conclusions in such respect

*   Application of the policies and methodology indicated in iii.1.a

d.

Analysis of the reports issued by the external auditor, including the following:

*  Annual auditor's report as of year-end

*  Auditor's report as of September 30, 2004

*  Limited review report on the financial statements of the Company as of March 31 and June 30, 2004

e.

Discussion of the aforesaid items with the Chief Executive Officer and other senior executives of the Company.

f.

Analysis of the services rendered by the external auditor, checking that none of them can affect his independence (taking into account for this purpose the provisions of Chapter III, section 18 of the CNV Rules) and informing that the amounts invoiced in the fiscal year for audit and other services designed to assure people's confidence (for example, participation in prospects, certifications and special reports required by regulatory authorities, etc.) totaled P$ 232,095 and there were no other fees invoiced for other kind of services.

2.

Based on the work performed for the aforesaid purpose and consisting of the already described activities, the Audit Committee informs that it has not become aware of any important fact which, in its opinion, should be highlighted in connection with the external auditors appointed by the Shareholders' Meeting for the fiscal year. Consequently, the Committee opines that the external auditors' planning and performance during the fiscal year were consistent with their main duty in order to provide reasonable assurance of the reliability of the documentation on which they base their audit.

3.

In addition, it is the duty of the Audit Committee to issue an opinion on the Board of Directors' proposal to appoint or remove the external auditors but, as stated in iii.1, said auditors were designated by the Shareholders' Meeting held on March 19, 2004, before the establishment of this Committee.

iv.   Performance of external and internal auditors

1.

External Auditors

The Audit Committee's assessment of the performance of the External Auditors is included in iii.2.

2.

Internal Auditors

The main duty of the Internal Audit Department is to assist the Chief Executive Officer in his/her duty to oversee the efficiency of the Company's internal controls, by assessing such efficiency independently from the rest of the company. The scope of the internal control objectives in the approach used by the Company -which is adequate in this Committee's opinion- comprises rules, systems and the skills and attitude of the people that contribute to provide an answer to the risks encountered by the Company, particularly in connection with matters such as protection of its assets, fostering compliance with the legal, regulatory and corporate rules, and confidentiality protection and appropriate disclosure of information regarding its assets, transactions and relevant facts.

The work of the Audit Committee was limited to the aforesaid duty and did not include the works performed by the Internal Audit Department, in connection with other duties (such as the preparation of operating audits to assess the effectiveness and efficiency of operations). The following are the main tasks performed by the Audit Committee in order to assess whether the Internal Audit Department duly complied with the aforesaid duty:

a.

Review of Management organization structure, particularly:

* The definition of responsibilities

* The annual plan of works

* The organization structure of the area and its relation with the rest of the company

b.

Analysis of the working methodology

c.

Discussion with the Internal Audit Executive Manager and, its reports  on the main works performed.

d.

Discussion of the Independent Auditor's assessment of the Executive Department's effectiveness.

e.

Discussion of the aforesaid items with the Chief Executive Officer and other senior executives.

Based on the work performed for the purpose and with the scope mentioned above and consisting of the already described activities, the Audit Committee has not become aware of any important fact which, in its opinion, should be highlighted in connection with the organization, oversight and performance of the internal audit duties during the fiscal year or with the communication and follow-up of the audit results. Taking this circumstance into account, the Committee opines that the Internal Audit Department's planning and performance during the fiscal year were consistent with its duty to assist the Chief Executive Officer of the Company in the oversight of internal controls, with the scope described in the second paragraph of item iv.2.

IV    General Conclusion

As stated above, the Audit Committee of the Company has carried out different activities in the performance of the duties assigned to it by the legal, regulatory and corporate rules.

Based on the work performed and as stated above, the Audit Committee has not become aware of any important fact which, in its opinion, should be highlighted in this report in connection with the matters falling under its jurisdiction, in addition to those detailed in paragraph i.4 (provisions included in the Independent Auditor's Report).

Rio de Janeiro – Buenos Aires,

February 18, 2005

             Audit Committee of Petrobras Energía Participaciones S.A.

Sincerely.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 02/21/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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